ISSUER FREE WRITING PROSPECTUS
Dated June 14, 2012
Filed Pursuant to Rule 433
Registration No. 333-177753

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST II, INC.
FREE WRITING PROSPECTUS

Lightstone Value Plus Real Estate Investment Trust II, Inc. (the “Company”) filed a registration statement on Form S-11 with the United States Securities and Exchange Commission (the “SEC”) on November 4, 2011 with respect to a follow-on offering of its shares of common stock. The registration statement has not yet become effective. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The preliminary prospectus, dated February 13, 2012, is available on the SEC’s website at http://www.sec.gov/Archives/edgar/data/1436975/000114420412007813/v245073_s11a.htm.

Alternatively, the Company or ICON Securities, Corp., the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-800-343-3736.

The press release below was issued by the Lightstone Group, Inc., the Company’s sponsor, on June 14, 2012 and references, among other things, Lightstone Value Plus Real Estate Investment Trust, Inc.’s estimated net asset value as of December 31, 2011 and certain of its notable transactions.

FOR IMMEDIATE RELEASE:

Bucking the Trend: Value-Added Strategy Paying Off for Lightstone

Lightstone Value Plus Real Estate Investment Trust, Inc. sees value climb at a time when others see share values erode

NEW YORK – Lightstone Value Plus Real Estate Investment Trust, Inc. (“Lightstone Value Plus I”), a non-traded real estate investment trust (“REIT”) sponsored by the Lightstone Group (“Lightstone”), reported in a Current Report on Form 8-K, dated March 9, 2012, an estimated $10.65 net asset value per common share as of December 31, 2011, an 8.7% increase from the $9.80 net asset value per common share as of December 31, 2010. The December 31, 2011 estimated net asset value placed Lightstone Value Plus I among the leaders, who recently released their net asset value calculations, as published in the Spring 2012 issue of the Stanger Report.

Lightstone Value Plus I raised its funds during the peak of the real estate market between 2005 and 2008. However, management did not immediately invest all the funds raised since they believed that the overall market was overvalued. The funds were retained while management waited for market valuations to stabilize.

One asset class that Lightstone targeted is retail outlets. So when the opportunity presented itself, Lightstone Value Plus I purchased a significant interest in the Prime Outlets Portfolio. This strategy paid off in August 2010, when it transferred its interest in the Prime Outlets Portfolio to Simon Property Group, Inc. for a substantial gain. The outlet sector continues to be a targeted asset class for Lightstone.

Following the transaction, Lightstone Value Plus I took advantage of depressed pricing in the hotel sector, acquiring a significant interest in a 366-room hotel, located near Boston. By the end of 2011, Lightstone received multiple unsolicited offers to acquire this property for a price that would have generated a profit for Lightstone Value Plus I. However, Lightstone believes that more value can be created through a $16 million comprehensive renovation and rebranding effort, which is currently underway.

Lightstone recognizes the risks associated with investing in value-added assets and has designed a unique investment structure to help protect investors against some of the downside risks. Lightstone Value Plus I features a 10% subordinated co-investment from Lightstone, which means that investors get their money first. Furthermore, this contribution by Lightstone offsets a large portion of the up-front selling commissions, broker-dealer manager fees and offering expenses, thus making more capital available for real estate investments.

Important Notice

Lightstone Value Plus Real Estate Investment Trust II, Inc. (“Lightstone Value Plus II” or the “Company”) is a publicly registered, non-traded real estate investment program also sponsored by Lightstone. Additional information about Lightstone Value Plus I and Lightstone Value Plus II can be found on their website at HYPERLINK "http://www.iconinvestments.com/securities/lightstone" www.iconinvestments.com/securities/lightstone.

Lightstone Value Plus II filed a registration statement on Form S-11 (including a prospectus) with the United States Securities and Exchange Commission (the “SEC”) on June 9, 2008 and the registration statement became effective on February 17, 2009. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The final prospectus, dated May 1, 2012, is available on the SEC’s website at HYPERLINK "http://www.sec.gov/Archives/edgar/data/1436975/000114420412025585/v311196_424b3.htm" http://www.sec.gov/Archives/edgar/data/1436975/000114420412025585/v311196_424b3.htm.

Lightstone Value Plus II filed a registration statement on Form S-11 (including a prospectus) with the SEC on November 4, 2011 with respect to a follow-on offering of its shares of common stock. The registration statement has not yet become effective. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The preliminary prospectus, dated February 13, 2012, is available on the SEC’s website at HYPERLINK "http://www.sec.gov/Archives/edgar/data/1436975/000114420412007813/v245073_s11a.htm" http://www.sec.gov/Archives/edgar/data/1436975/000114420412007813/v245073_s11a.htm.

Alternatively, the Company or ICON Securities, Corp., the dealer manager participating in the offering, or any other dealer participating in the offering will arrange to send you either prospectus and/or supplements thereto if you request them by calling toll-free 1-800-343-3736.

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